Exhibit (a)(1)(vi)
Filed by General Cable Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934
Subject Company: General Cable Corporation
Commission File No. 1-12983
General Cable Corporation
Registration Statement on Form S-4
File No. 333-129577

CONTACT:	Michael P. Dickerson	FOR IMMEDIATE RELEASE
	Vice President of Finance and	November 9, 2005
Investor Relations
(859) 572-8684
GENERAL CABLE CORPORATION COMMENCES CONVERSION OFFER FOR
CONVERTIBLE PREFERRED SHARES
HIGHLAND HEIGHTS, KENTUCKY, November 9, 2005 — General Cable Corporation (NYSE: BGC) a leading global supplier of wire and cable products for the energy, specialty, industrial, and communications markets, announced today that it has commenced an offer (the “Offer”) to pay a cash premium to holders of its 5.75% Series A Redeemable Convertible Preferred Stock who elect to convert their Preferred Stock into shares of General Cable common stock.
General Cable is offering the following consideration for each of the 2,069,907 shares of Preferred Stock currently outstanding that is converted in the Offer:
•	a cash premium of $7.88, subject to adjustment, or $16.3 million if all shares of Preferred Stock were converted; and

•	4.998 shares of common stock of General Cable Corporation, subject to adjustment, or approximately 10,345,395 shares of common stock if all shares of Preferred Stock were converted; and

•	accrued, unpaid and accumulated dividends on the Preferred Stock from November 24, 2005 to the date immediately preceding the settlement date of the Offer, payable in cash.
The Offer will expire at 5:00 p.m., New York City time, on December 9, 2005 unless extended or terminated. General Cable’s obligation to accept shares of Preferred Stock for conversion and pay the conversion consideration in the Offer is conditioned, among other things, on General Cable’s ability to obtain an amendment to General Cable’s senior secured facility to permit it to borrow the aggregate amount of such consideration and the other costs and expenses of the Offer.
A registration statement relating to the shares of common stock to be offered has been filed with the Securities and Exchange Commission, but has not yet become effective.
-more-

This news release is neither an offer to convert or exchange nor a solicitation of an offer to convert or exchange the securities described above. The Offer is made solely by the Conversion Offer Prospectus dated November 9, 2005 and any Prospectus supplements thereto.
The Offer is being made pursuant to a Conversion Offer Prospectus and related documents. The Company has retained Merrill Lynch & Co. as Dealer Manager for the Offer, D.F. King & Co., Inc. as information agent, and Mellon Investor Services LLC as conversion agent. If you are interested in participating in this Offer, you should review all of the terms and conditions of the Offer in the Conversion Offer Prospectus and related documents. Requests for the Conversion Offer Prospectus relating to the Offer and other documents should be directed to D.F. King & Co., Inc. at (212) 269-5550. Questions regarding the Offer should be directed to Merrill Lynch & Co. at (888) 654-8637. Questions regarding procedures to follow in the Offer should be directed to Mellon Investor Services LLC at (800) 685-4258.
General Cable (NYSE:BGC), headquartered in Highland Heights, Kentucky, is a leader in the development, design, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products for the energy, industrial, specialty and communications markets.
Certain statements in this press release, including without limitation, statements regarding future financial results and performance, plans and objectives, capital expenditures and the Company’s or management’s beliefs, expectations or opinions, are forward-looking statements. Actual results may differ materially from those statements as a result of factors, risks and uncertainties over which the Company has no control. Such factors include economic and political consequences resulting from the September 2001 terrorist attack and the war with Iraq, economic consequences arising from natural disasters and other similar catastrophes, such as floods, earthquakes, hurricanes and tsunamis; domestic and local country price competition, particularly in certain segments of the power cable market and other competitive pressures; general economic conditions, particularly in construction; changes in customer or distributor purchasing patterns in our business segments; the Company’s ability to increase manufacturing capacity and productivity; the financial impact of any future plant closures; the Company’s ability to successfully complete and integrate acquisitions and divestitures; the Company’s ability to negotiate extensions of labor agreements on acceptable terms; the Company’s ability to service debt requirements and maintain adequate domestic and international credit facilities and credit lines; the Company’s ability to pay dividends on its preferred stock; the impact of unexpected future judgments or settlements of claims and litigation; the Company’s ability to achieve target returns on investments in its defined benefit plans; the Company’s ability to avoid limitations on utilization of net losses for income tax purposes; the cost and availability of raw materials, including copper, aluminum and petrochemicals, generally and as a consequence of hurricanes Katrina and Rita; the Company’s ability to increase its selling prices during periods of increasing raw material costs; the impact of foreign currency fluctuations; the impact of technological changes; and other factors which are discussed in the Company’s Conversion Offer Prospectus dated November 9, 2005 and the Company’s Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2005, as well as periodic reports filed with the Commission.
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Release No. 0488
11/09/05